Exhibit 99.2



Associated Estates Realty Corporation
Fourth Quarter 2013
Earnings Release and Supplemental Financial Data

Rienzi at Turtle Creek
3500 Fairmount Street   Phone: (866) 995-7367
Dallas,Texas 75219   Web Site: reinziatturtlecreek.com

For more information, please contact:
Jeremy Goldberg
(216) 797-8715

Table of Contents	**Page**

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2014 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainties that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; elimination of, or limitation on, federal government support for Fannie Mae and/or Freddie Mac that may result in significantly reduced availability of mortgage financing sources as well as increases in interest rates for mortgage financing; the ability of the Company to refinance debt on favorable terms at maturity; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the inability of the Company to acquire and dispose of multifamily properties at prices and on terms acceptable to the Company; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project, and the absence of our right to control all activities and decisions of joint venture developments where the applicable agreements allocate decision making authority to, or require the consent of, our joint venture partner; the failure to enter into development joint venture arrangements on acceptable terms; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases and unanticipated repairs; inability of the Company to control operating expenses or achieve increases in revenue; shareholder ownership limitations that may discourage a takeover otherwise considered favorable by shareholders; the results of litigation involving the Company; changes in tax legislation; risks of personal injury and property damage claims that are not covered by the Company's insurance; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and other uncertainties and risk factors addressed in documents filed by the Company with the Securities and Exchange Commission, including, without limitation, the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q.

ASSOCIATED ESTATES REALTY CORPORATION REPORTS
FOURTH QUARTER AND FULL YEAR RESULTS
Full Year Same Community NOI up 5.0%
2014 Same Community NOI Guidance up 3.9% at the Midpoint
Announces Joint Venture with AIG Global Real Estate on San Francisco Development

Cleveland, Ohio - February 4, 2014 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) announced today its financial results for the fourth quarter and full year ended December 31, 2013. Funds from Operations (FFO) for the fourth quarter of 2013 were $0.33 per common share (diluted), compared to $0.35 per common share (diluted) for the fourth quarter of 2012. Fourth quarter 2012 FFO is adjusted for loan prepayment costs of $688,000.

Net income applicable to common shares was $29.2 million, or $0.51 per common share (diluted), for the quarter ended December 31, 2013. This compared to net income applicable to common shares of $6.9 million, or $0.14 per common share (diluted), for the fourth quarter of 2012. The quarter-over-quarter increase in net income was driven by improved property operations and gains associated with sales of two properties in 2013 vs. one property in 2012.

Quarterly Same Community Portfolio Results

Net operating income (NOI) for the fourth quarter of 2013 for the Company's same community portfolio increased 3.6% compared to the fourth quarter of 2012. Revenue increased 3.0% and property operating expenses increased 1.9%. Average occupancy for the fourth quarter of 2013 was 95.4% compared to 95.6% for the fourth quarter of 2012. Average monthly property revenue per occupied unit for the fourth quarter of 2013 was $1,225 compared to $1,187 for the fourth quarter of 2012, a 3.2% increase.

Full Year Performance

FFO for the year ended December 31, 2013, was $1.27 per common share (diluted), and net income applicable to common shares was $61.0 million, or $1.17 per common share (diluted).

For the year ended December 31, 2013, revenue for the Company's same community portfolio increased 3.3% and expenses grew 0.7%, resulting in a 5.0% increase in the Company's same community NOI compared to the year ended December 31, 2012.

"It was another strong year for Associated Estates. In 2014, we will continue to focus on execution in all aspects of our business," said Jeffrey I. Friedman, President and Chief Executive Officer. "Our previously announced acquisitions, dispositions and development projects are all proceeding as planned. We expect our continued portfolio transformation to create significant long term value," Friedman continued.

A reconciliation of net income attributable to the Company to FFO, and to FFO as adjusted, is included on page 11.

Transactional Activity

In the fourth quarter, the Company closed on the purchase of three properties:

- The Apartments at Blakeney in Charlotte, NC on October 10, 2013
- St. Mary's Square in Raleigh, NC on November 18, 2013
- Lofts at Weston Lakeside in Cary, NC on November 19, 2013

On November 14, 2013, the Company sold St. Andrews, a 102-unit property located in Columbus, OH, and on December 18, 2013, the Company sold Courtney Chase, a 288-unit property located in Orlando, FL.

Including the transactions noted above, during 2013, the Company acquired five properties for a total of approximately $261 million and sold four properties for a total of approximately $139 million.

Capital Markets Activity

As previously announced, on October 21, the Company completed the issuance of $100 million of unsecured notes. The notes were offered in a private placement with two maturity tranches: $45 million 7-year maturity at 4.29% and $55 million 10.2-year maturity at 4.94%. The credit spread on the 7-year maturity was 2.25% and the credit spread on the 10.2-year maturity was 2.30%. The $100 million total issuance has a weighted average interest rate of 4.65% and a weighted average maturity of 8.8 years.

2014 Outlook

- Same Community Revenue Growth   2.75% to 3.75%
- Same Community Expense Growth   1.75% to 2.75%
- Same Community Property NOI Growth   3.40% to 4.40%
- Earnings Per Common Share $2.95 to $3.25
- Funds from Operations $1.27 to $1.31

Detailed assumptions relating to the Company's guidance can be found on page 24.

Joint Venture Activity

The Company announced today that it entered into a 50/50 joint venture with AIG Global Real Estate with respect to a 410-unit apartment community that will be developed on a 3.36 acre land parcel owned by Associated Estates. The site is located in the South of Market ("SoMa") neighborhood of San Francisco.

The site is a highly visible corner located at 8th and Harrison Streets. In addition to the 410 apartments, the project will feature 40,000 square feet of commercial space in wood frame buildings, built over a subterranean parking garage. The community will feature a "best-in-class" amenity package, and the apartments will have an average size of 853 square feet. Construction is scheduled to commence in the second quarter of 2014, with project completion expected in 2016.

"We are very excited about our strategic partnership with AIG Global Real Estate. Their outstanding reputation and deep experience as a joint venture partner in multifamily projects bring tremendous value to our San Francisco development," said Jason Friedman, Senior Vice President of Acquisitions and Development. "Together, we recognize the significant upside from this unique development opportunity in the high barrier to entry SoMa submarket," Friedman continued.

Conference Call

A conference call to discuss the Company's fourth quarter results will be held on February 5, 2014, at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is (855) 233-8223, and the conference ID is 31049869. An operator will ask you for the conference ID. The call will be archived through February 19. 2014. The dial-in number for the replay is (855) 859-2056.

Via the Internet (listen only): Access the Investors section of the Company's website at AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Fourth Quarter 2013 Earnings Conference Call" link. The webcast will be archived for 90 days.

Upcoming Events

The Company will participate in the Wells Fargo 17th Annual Real Estate Securities Conference, being held February 26 and 27 at The Plaza Hotel in New York City. The Company will also participate in Citi's 2014 Global Property CEO Conference, scheduled for March 2 through March 5 at The Westin Diplomat in Hollywood, FL. Members of the Company's management team will be hosting scheduled meetings with investors throughout both conferences. A copy of all presentation materials will be accessible, beginning February 26, in the Investors section of the Company's website at AssociatedEstates.com.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Twelve Months Ended December 31, 2013 and 2012
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended December 31,				Twelve Months Ended December 31,			
		2013		2012		2013		2012
OPERATING INFORMATION								
Total revenue	$	49,070	$	42,795	$	181,479	$	158,553
Property revenue	$	48,574	$	42,412	$	179,982	$	157,507
Net income applicable to common shares	$	29,164	$	6,911	$	61,022	$	30,592
Per share - basic	$	0.51	$	0.14	$	1.18	$	0.66
Per share - diluted	$	0.51	$	0.14	$	1.17	$	0.66
Funds from Operations (FFO) [1]	$	19,033	$	16,981	$	66,078	$	57,179
FFO as adjusted [1]	$	19,033	$	17,669	$	66,078	$	59,330
FFO per share - diluted	$	0.33	$	0.34	$	1.27	$	1.23
FFO as adjusted per share - diluted	$	0.33	$	0.35	$	1.27	$	1.27
Funds Available for Distribution (FAD) [1]	$	17,238	$	15,715	$	58,311	$	52,820
Dividends per share	$	0.19	$	0.18	$	0.76	$	0.71
Payout ratio - FFO		57.6%		52.9%		59.8%		57.7%
Payout ratio - FFO as adjusted		57.6%		51.4%		59.8%		55.9%
Payout ratio - FAD		63.3%		58.1%		67.9%		62.8%
General and administrative expense	$	5,179	$	4,426	$	19,481	$	16,995
Development costs	$	249	$	64	$	912	$	864
Personnel - allocated	$	1,136	$	1,008	$	4,236	$	3,710
Costs associated with acquisitions	$	67	$	32	$	524	$	798
Interest expense [2]	$	6,431	$	6,334	$	27,340	$	25,415
Capitalized interest		1,172		430		3,556		1,460
Interest coverage ratio [3]		3.30:1		3.38:1		2.98:1		2.98:1
Fixed charge coverage ratio [4]		3.30:1		3.38:1		2.98:1		2.98:1
General and administrative expense to property revenue		10.7%		10.4%		10.8%		10.8%
Personnel - allocated to property revenue		2.3%		2.4%		2.4%		2.4%
Interest expense to property revenue [2]		13.2%		14.9%		15.2%		16.1%
Property NOI [5]	$	30,888	$	26,938	$	112,103	$	96,879
ROA [6]		8.0%		7.9%		8.0%		7.9%
Same Community revenue increase		3.0%		6.1%		3.3%		6.1%
Same Community expense increase		1.9%		4.4%		0.7%		4.8%
Same Community NOI increase		3.6%		7.2%		5.0%		6.9%
Same Community operating margins		63.7%		63.3%		62.4%		61.4%

(1)   See page 11 for a reconciliation of net income attributable to AERC to these non-GAAP measurements and page 25 for our definition of these non-GAAP measurements.

(2)   Excludes amortization of financing fees for the three and twelve months of $461 and $2,002 for 2013 and $483 and $2,064 for 2012. The three and twelve months ended December 31, 2012 excludes $331 and $1,794 of prepayment costs. In addition the twelve months ended December 31, 2012 excludes $(279) for refunds on previously defeased loan.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/refunds. Individual line items in this calculation include results from discontinued operations where applicable. See page 26 for a reconciliation of net income applicable to common shares to EBITDA and our definition of EBITDA.

(4)   Represents interest expense, including capitalized interest, and preferred stock dividend payment coverage, excluding prepayment costs/refunds. Individual line items in this calculation include discontinued operations where applicable.

(5)   See page 27 for a reconciliation of net income attributable to AERC to this non-GAAP measurement and our definition of this non-GAAP measurement.

(6)   ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding properties currently under development or held for sale. Gross real estate assets for acquired properties are prorated based upon the percentage of time owned.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2013
(Unaudited; in thousands, except per share and ratio data)

	December 31, 2013	December 31, 2012
CAPITALIZATION DATA		
Cash and cash equivalents	$ 4,586	$ 4,740
Net real estate assets [1]	$ 1,373,999	$ 1,139,917
Total assets	$ 1,422,497	$ 1,172,477
Debt	$ 812,974	$ 716,778
Noncontrolling interests	$ 350	$ 3,078
Total shareholders' equity attributable to AERC	$ 544,450	$ 403,398
Common shares outstanding	57,476	49,527
Share price, end of period	$ 16.05	$ 16.12
Total capitalization	$ 1,735,464	$ 1,515,153
Undepreciated book value of real estate assets [1]	$ 1,760,840	$ 1,511,647
Net debt to undepreciated book value of real estate assets	45.9%	47.1%
Secured debt to undepreciated book value	15.9%	24.9%
Annual dividend	$ 0.76	$ 0.72
Annual dividend yield based on share price, end of period	4.7%	4.5%

[1] Includes $9,321 and $0 of the Company's investment in unconsolidated entities at December 31, 2013 and December 31, 2012.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2013
(Unaudited)

	Properties	Number of Units	Average Age
PORTFOLIO INFORMATION			
Company Portfolio:			
Same Community:			
Midwest	25	5,936	20
Mid-Atlantic	10	3,053	12
Southeast	6	1,560	17
Southwest	2	446	15
Total Same Community	43	10,995	17
Acquisitions	9	2,340	6
Development (1)	1	341	1
Total Company Portfolio	53	13,676	15

(1) Reflects a 242-unit community located in Nashville, Tennessee and a 99-unit expansion to a community located in Dallas, Texas.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Fourth Quarter 2013
(Unaudited; dollar amount in thousands)

	December 31, 2013	December 31, 2012
ASSETS		
Real estate assets		
Investment in real estate	$ 1,708,726	$ 1,501,198
Construction in progress	42,793	10,449
Less: Accumulated depreciation	(386,841)	(371,730)
Net real estate owned	1,364,678	1,139,917
Investment in unconsolidated entities	9,321	—
Total net real estate	1,373,999	1,139,917
Cash and cash equivalents	4,586	4,740
Restricted cash	3,465	4,429
Other assets	40,447	23,391
Total assets	$ 1,422,497	$ 1,172,477
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 279,474	$ 376,278
Unsecured notes	250,000	—
Unsecured revolving credit facility	133,500	190,500
Unsecured term loan	150,000	150,000
Total debt	812,974	716,778
Accounts payable and other liabilities	64,723	49,223
Total liabilities	877,697	766,001
Noncontrolling redeemable interest	—	1,734
Equity		
Common shares, without par value; $.10 stated value; 91,000,000 authorized		
57,595,479 issued and 57,476,192 outstanding at December 31, 2013,		
and 49,526,639 issued and outstanding at December 31, 2012, respectively	5,760	4,953
Paid-in capital	754,582	634,587
Accumulated distributions in excess of accumulated net income	(213,275)	(233,208)
Accumulated other comprehensive loss	(702)	(2,934)
Less: Treasury shares, at cost, 119,287 and 0 shares		
at December 31, 2013 and December 31, 2012, respectively	(1,915)	—
Total shareholders' equity attributable to AERC	544,450	403,398
Noncontrolling interest	350	1,344
Total equity	544,800	404,742
Total liabilities and equity	$ 1,422,497	$ 1,172,477

Associated Estates Realty Corporation
Consolidated Statements of Operations and Comprehensive Income
Three and Twelve Months Ended December 31, 2013 and 2012
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2013	2012	2013	2012
REVENUE				
Property revenue	$ 48,574	$ 42,412	$ 179,982	$ 157,507
Office revenue	496	383	1,497	1,046
Total revenue	49,070	42,795	181,479	158,553
EXPENSES				
Property operating and maintenance	17,686	15,474	67,879	60,628
Depreciation and amortization	16,094	13,601	58,053	49,938
Construction and other services	—	(6)	—	176
General and administrative	5,179	4,426	19,481	16,995
Development costs	249	64	912	864
Costs associated with acquisitions	67	32	524	798
Total expenses	39,275	33,591	146,849	129,399
Operating income	9,795	9,204	34,630	29,154
Interest expense	(6,892)	(7,148)	(29,342)	(29,273)
Income (loss) from continuing operations	2,903	2,056	5,288	(119)
Income from discontinued operations:				
Operating income, net of interest expense	410	845	3,179	3,881
Gain on disposition of properties	25,960	4,030	52,828	26,849
Income from discontinued operations	26,370	4,875	56,007	30,730
Net income	29,273	6,931	61,295	30,611
Net income attributable to noncontrolling redeemable interest	—	(20)	(45)	(19)
Net income attributable to AERC	29,273	6,911	61,250	30,592
Allocation to participating securities	(109)	—	(228)	—
Net income applicable to common shares	$ 29,164	$ 6,911	$ 61,022	$ 30,592
Earnings per common share - basic:				
Income from continuing operations applicable to common shares	$ 0.05	$ 0.04	$ 0.10	$ —
Income from discontinued operations	0.46	0.10	1.08	0.66
Net income applicable to common shares - basic	$ 0.51	$ 0.14	$ 1.18	$ 0.66
Earnings per common share - diluted:				
Income from continuing operations applicable to common shares	$ 0.05	$ 0.04	$ 0.10	$ —
Income from discontinued operations	0.46	0.10	1.07	0.66
Net income applicable to common shares - diluted	$ 0.51	$ 0.14	$ 1.17	$ 0.66
Comprehensive income:				
Net income	$ 29,273	$ 6,931	$ 61,295	$ 30,611
Other comprehensive income:				
Change in fair value and reclassification of hedge instruments	545	—	2,233	(2,529)
Total comprehensive income	29,818	6,931	63,528	28,082
Comprehensive income attributable to noncontrolling interests	—	(20)	(45)	(19)
Total comprehensive income attributable to AERC	$ 29,818	$ 6,911	$ 63,483	$ 28,063
Weighted average shares outstanding - basic	57,039	49,478	51,622	46,063
Weighted average shares outstanding - diluted	57,608	49,984	52,184	46,063

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
For the Three and Twelve Months Ended December 31, 2013 and 2012
(In thousands; except per share data)

		Three Months Ended December 31,		Twelve Months Ended December 31,	
		2013	2012	2013	2012
CALCULATION OF FFO AND FAD					
Net income attributable to AERC		$ 29,273	$ 6,911	$ 61,250	$ 30,592
Add:	Depreciation - real estate assets	14,839	12,868	53,779	48,547
	Amortization of intangible assets	881	1,232	3,877	4,889
Less:	Gain on disposition of properties	(25,960)	(4,030)	(52,828)	(26,849)
	Funds from Operations (FFO) [1]	19,033	16,981	66,078	57,179
Add:	Prepayment costs	—	688	—	2,430
Less:	Refund of defeasance costs on previously defeased loan	—	—	—	(279)
	Funds from Operations as adjusted [1]	19,033	17,669	66,078	59,330
Add:	Depreciation - other assets	549	532	2,176	2,108
	Amortization of deferred financing fees	461	495	2,002	2,128
Less:	Recurring fixed asset additions [2]	(2,805)	(2,981)	(11,945)	(10,746)
	Funds Available for Distribution (FAD) [1]	$ 17,238	$ 15,715	$ 58,311	$ 52,820
Weighted average shares outstanding - diluted [3]		57,608	49,984	52,184	46,553
PER SHARE INFORMATION:					
FFO - diluted		$ 0.33	$ 0.34	$ 1.27	$ 1.23
FFO as adjusted - diluted		$ 0.33	$ 0.35	$ 1.27	$ 1.27
Dividends		$ 0.19	$ 0.18	$ 0.76	$ 0.71
Payout ratio - FFO		57.6%	52.9%	59.8%	57.7%
Payout ratio - FFO as adjusted		57.6%	51.4%	59.8%	55.9%
Payout ratio - FAD		63.3%	58.1%	67.9%	62.8%

(1) See page 25 for our definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculations include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) For the three and twelve months ended December 31, 2013, the Company has excluded 10 common share equivalents as their inclusion would be anti-dilutive. For the three months ended December 31, 2012, the Company has excluded 20 common share equivalents as their inclusion would be anti-dilutive. For the twelve months ended December 31, 2012, weighted average shares outstanding - diluted was not recast for 2013 discontinued operations and, therefore, only the effect of 135 stock options were excluded as their inclusion would be anti-dilutive.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months Ended December 31, 2013 and 2012
(Unaudited; dollar amounts in thousands)

	Three Months Ended December 31,	
	2013	2012
REVENUE		
Property revenue	$ 1,047	$ 4,372
EXPENSES		
Property operating and maintenance	462	1,887
Depreciation and amortization	175	1,031
Total expenses	637	2,918
Operating income	410	1,454
Interest expense	—	(609)
Gain on disposition of properties	25,960	4,030
Income from discontinued operations	$ 26,370	$ 4,875

(1) The Company reports the results of operations and gain/loss related to the sale of operating properties as discontinued operations. Operating properties that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are four properties disposed of in 2013 and six properties disposed of in 2012.

Associated Estates Realty Corporation
Discontinued Operations [1]
Twelve Months Ended December 31, 2013 and 2012
(Unaudited; dollar amounts in thousands)

		Twelve Months Ended December 31,		
		2013		2012
REVENUE				
Property revenue	$	9,191	$	21,649
EXPENSE				
Property operating and maintenance		4,233		10,351
Depreciation and amortization		1,779		5,606
Total expenses		6,012		15,957
Operating income		3,179		5,692
Interest expense		—		(1,811)
Gain on disposition of properties		52,828		26,849
Income from discontinued operations	$	56,007	$	30,730

(1) The Company reports the results of operations and gain/loss related to the sale of operating properties as discontinued operations. Operating properties that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are four properties disposed of in 2013 and six properties disposed of in 2012.

Associated Estates Realty Corporation
Development Pipeline
As of December 31, 2013
(Unaudited; dollar amounts in thousands)

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Consolidated Current Developments

Under Construction	Ownership %	Total Units	Total Estimated Capital Cost [1]	Cost to Date	Total Debt	Estimated/Actual Dates for: Construction Start	Initial Occupancy	Construction Completion	Stabilized Operations [2]	% Leased	% Occupied
San Raphael Phase II	100.0%	99	$ 13,750	$ 13,720	$ —	Q2 2012	Q4 2013	Q4 2013	Q1 2014	68.7%	62.6%
Dallas, TX											
7001 Arlington Road	97.0% [3]	140	$ 53,400	$ 24,489	$ 2,182	Q4 2012	Q4 2014	Q2 2015	Q3 2015	N/A	N/A
Bethesda, MD											
Cantabria	100.0%	249	$ 56,800	$ 23,647	$ 5,918	Q2 2013	Q3 2014	Q1 2015	Q2 2015	N/A	N/A
Dallas, TX											
The Desmond on Wilshire	100.0%	175	$ 76,300	$ 28,364	$ —	Q2 2013	Q3 2015	Q4 2015	Q1 2016	N/A	N/A
Los Angeles, CA											
Total		663	$ 200,250	$ 90,220	$ 8,100						

Consolidated Future Development Pipeline - Unimproved Land

Name	Location	Ownership %	Estimated Number of Units [4]	Cost to Date
350 Eighth	San Francisco, CA	100.0%	410	$ 49,791

Unconsolidated Future Development Pipeline - Unimproved Land

Name	Location	Ownership %	Estimated Number of Units [4]	Cost to Date
950 Third	Los Angeles, CA	50.0%	472	$ 32,320 [5]
Monrovia	Monrovia, CA	50.0%	154	$ 14,043 [6]
			626	$ 46,363

(1) Total capital cost represents estimated costs for projects under development inclusive of all capitalized costs in accordance with GAAP.

(2) We define stabilized operations as the earlier of the attainment of 93.0% physical occupancy or one year after the completion of construction.

(3) Ownership percentage based on current equity of the joint venture and is subject to change based on changes in total equity. Joint venture partner contribution is $350.

(4) Based on current projections as of February 4, 2014.

(5) The Company's investment in this entity at December 31, 2013 is $2,320.

(6) The Company's investment in this entity at December 31, 2013 is $7,001.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands; except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Twelve Months Ended December 31, 2013 Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 11,195	$ 830
Maintenance personnel labor cost [2]		6,957	515
Total Operating Expenses Related to Repairs and Maintenance		18,152	1,345
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	647	48
Appliances	5	1,100	82
Building improvements	14	1,878	139
Carpet and flooring	5	3,266	242
Furnishings	5	205	15
Office/Model	5	247	18
HVAC and mechanicals	15	818	61
Landscaping and grounds	14	2,994	222
Unit improvements	5	482	36
Total Recurring Capital Expenditures - Properties		11,637	863
Corporate capital expenditures		308	23
Total Recurring Capital Expenditures		**11,945**	**886**
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 30,097	$ 2,231
Total Recurring Capital Expenditures		$ 11,945	
Investment/Revenue Enhancing/Non-Recurring Expenditures [4]			
Building improvements - unit upgrades	Various	205	
Building improvements - other	20	1,625	
Ground improvements	Various	157	
Total Investment/Revenue Enhancing/Non-Recurring Expenditures		1,987	
Grand Total Capital Expenditures		$ 13,932	

(1) Calculated using weighted average units owned during the twelve months ended December 31, 2013 of 13,492.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations and Comprehensive Income.

(3) See page 27 for our definition of recurring fixed asset additions.

(4) See page 27 for our definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

Associated Estates Realty Corporation
Construction and Other Services, General and Administrative Expense, Development
   Costs and Personnel - Allocated
For the Three and Twelve Months Ended December 31, 2013 and 2012
(Unaudited; in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2013	2012	2013	2012
Construction and Other Services				
Revenue	$ —	$ —	$ —	$ —
Expense	—	(6)	—	176
Construction and other services net income (loss)	$ —	$ 6	$ —	$ (176)
General and Administrative, Development Costs				
and Personnel - Allocated				
General and administrative expense [1]	$ 5,179	$ 4,426	$ 19,481	$ 16,995
Development costs	249	64	912	864
Personnel - allocated [2]	1,136	1,008	4,236	3,710
Total expense	$ 6,564	$ 5,498	$ 24,629	$ 21,569

(1)   As reported per the Consolidated Statement of Operations and Comprehensive Income.

(2)   Represents general and administrative expense allocations to property operating and maintenance expenses.

Associated Estates Realty Corporation
Same Community Data [1]
Operating Results for the Last Five Quarters
(Unaudited; in thousands, except unit totals and per unit amounts)

		Quarter Ended			
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Property Revenue	$ 42,595	$ 42,764	$ 42,153	$ 41,471	$ 41,365
Property Operating and					
Maintenance Expenses					
Personnel - on site	3,253	3,448	3,384	3,504	3,467
Personnel - allocated	1,008	1,013	993	986	984
Advertising	423	430	448	434	426
Utilities	1,992	2,037	1,805	1,861	1,829
Repairs and maintenance	2,190	2,613	2,712	2,327	2,167
Real estate taxes and insurance	5,611	5,614	5,759	5,685	5,269
Other operating	1,002	1,022	1,120	1,047	1,047
Total Expenses	15,479	16,177	16,221	15,844	15,189
Property Net Operating Income	$ 27,116	$ 26,587	$ 25,932	$ 25,627	$ 26,176
Operating Margin	63.7%	62.2%	61.5%	61.8%	63.3%
Personnel - Allocated to					
Property Revenue	2.4%	2.4%	2.4%	2.4%	2.4%
Total Number of Units	12,151	12,151	12,151	12,151	12,151
Property NOI Per Unit	$ 2,232	$ 2,188	$ 2,134	$ 2,109	$ 2,154
Monthly Property Revenue					
Per Occupied Unit	$ 1,225	$ 1,227	$ 1,210	$ 1,189	$ 1,187
Average Occupancy [2]	95.4%	95.6%	95.5%	95.7%	95.6%

(1)   The results for all quarters include The Apartments at Arboretum, Southpoint Village Apartments, 21-Forty Medical District, and The Park at Crossroads, which were all acquired during 2012.

(2)   Is defined as the average number of units occupied during the quarter divided by total number of units.

Associated Estates Realty Corporation
Same Community Data [(1)]
Operating Results for the Twelve Months Ended December 31, 2013 and 2012
(Unaudited; in thousands, except unit totals and per unit amounts)

		Twelve Months Ended		
		December 31,		
		2013		2012
Property Revenue	$	152,974	$	148,022
Property Operating and Maintenance Expenses				
Personnel - on site		12,319		12,779
Personnel - allocated		3,621		3,500
Advertising		1,551		1,544
Utilities		7,043		6,782
Repairs and maintenance		8,885		9,092
Real estate taxes and insurance		20,248		19,768
Other operating		3,874		3,682
Total Expenses		57,541		57,147
Property Net Operating Income	$	95,433	$	90,875
Operating Margin		62.4%		61.4%
Personnel - Allocated to Property Revenue		2.4%		2.4%
Total Number of Units		10,995		10,995
Property NOI Per Unit	$	8,680	$	8,265
Monthly Property Revenue Per Occupied Unit	$	1,213	$	1,168
Average Occupancy [(2)]		95.6%		96.0%

(1) The results shown for both years exclude The Apartments at Arboretum, Southpoint Village Apartments, 21-Forty Medical District, and The Park at Crossroads, which were all acquired during 2012.

(2) Is defined as the average number of units occupied during the quarter divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of December 31, 2013 and 2012
(Unaudited)

	No. of Units	Average Age [3]	Property Revenue per Occupied Unit			Average Occupancy [1]		Turnover Ratio [2]	
			Q4 2013	Q4 2012	% Change	Q4 2013	Q4 2012	Q4 2013	Q4 2012
Midwest Properties									
Indianapolis	836	17	$ 954	$ 933	2.3%	95.1%	96.4%	49.8%	46.9%
Southeast Michigan	1,778	20	1,017	968	5.1%	95.1%	96.1%	47.2%	44.1%
Western Michigan	438	22	927	894	3.7%	97.4%	97.0%	44.7%	53.0%
Central Ohio	1,581	22	1,016	982	3.5%	95.8%	96.2%	52.6%	45.0%
Northeast Ohio	1,303	18	1,200	1,145	4.8%	94.6%	95.8%	58.3%	61.4%
Total Midwest	5,936	20	1,041	1,000	4.1%	95.3%	96.1%	51.3%	49.2%
Mid-Atlantic Properties									
Maryland	315	27	1,594	1,567	1.7%	95.7%	95.1%	34.3%	36.8%
Metro DC	602	18	1,725	1,691	2.0%	95.1%	96.0%	51.8%	38.5%
Raleigh-Durham	760	6	1,209	1,149	5.2%	96.9%	93.0%	53.7%	50.5%
Northern Virginia	1,272	8	1,652	1,636	1.0%	94.4%	95.8%	52.2%	56.6%
Southeast Virginia	864	7	1,225	1,221	0.3%	94.2%	95.3%	48.1%	46.8%
Total Mid-Atlantic	3,813	10	1,474	1,448	1.8%	95.0%	95.2%	50.0%	48.7%
Southeast Properties									
Southeast Florida	1,206	15	1,407	1,360	3.5%	96.3%	95.8%	43.1%	48.8%
Atlanta	354	21	1,135	1,088	4.3%	97.4%	97.0%	52.0%	40.7%
Total Southeast	1,560	17	1,346	1,298	3.7%	96.5%	96.1%	45.1%	46.9%
Southwest Properties									
Dallas	842	10	1,163	1,107	5.1%	96.0%	94.0%	42.8%	44.7%
Total Southwest	842	10	1,163	1,107	5.1%	96.0%	94.0%	42.8%	44.7%
Total/Average Same									
Community	12,151	15	$ 1,225	$ 1,187	3.2%	95.4%	95.6%	49.5%	48.4%

(1)   Is defined as the average number of units occupied during the quarter divided by total number of units.

(2)   Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(3)   Age shown in years.

Associated Estates Realty Corporation
Sequential Property Revenue, Operating Expenses and Net Operating Income (NOI)
For the Three Months Ended December 31, 2013 and September 30, 2013
(Unaudited; in thousands, except unit totals)

	No. of Units	Q4 2013 Average Occupancy [1]	Q3 2013 Average Occupancy [1]	Q4 2013 Revenue	Q3 2013 Revenue	Incr/ (Decr)	% Change	Q4 2013 Expenses	Q3 2013 Expenses	Incr/ (Decr)	% Change	Q4 2013 NOI	Q3 2013 NOI	Incr/ (Decr)	% Change
Same Community															
Midwest Properties															
Indianapolis	836	95.1%	94.7%	$ 2,275	$ 2,293	$ (18)	(0.8)%	$ 838	$ 978	$ (140)	(14.3)%	$ 1,437	$ 1,315	$ 122	9.3 %
Southeast Michigan	1,778	95.1%	96.2%	5,160	5,175	(15)	(0.3)%	1,935	2,062	(127)	(6.2)%	3,225	3,113	112	3.6 %
Western Michigan	438	97.4%	97.3%	1,186	1,203	(17)	(1.4)%	478	515	(37)	(7.2)%	708	688	20	2.9 %
Central Ohio	1,581	95.8%	96.2%	4,616	4,693	(77)	(1.6)%	1,816	2,029	(213)	(10.5)%	2,800	2,664	136	5.1 %
Northeast Ohio	1,303	94.6%	96.1%	4,439	4,543	(104)	(2.3)%	1,516	1,588	(72)	(4.5)%	2,923	2,955	(32)	(1.1)%
	5,936	95.3%	96.0%	17,676	17,907	(231)	(1.3)%	6,583	7,172	(589)	(8.2)%	11,093	10,735	358	3.3 %
Mid-Atlantic Properties															
Maryland	315	95.7%	94.6%	1,442	1,415	27	1.9 %	430	393	37	9.4 %	1,012	1,022	(10)	(1.0)%
Metro DC	602	95.1%	95.3%	2,962	2,986	(24)	(0.8)%	955	995	(40)	(4.0)%	2,007	1,991	16	0.8 %
Raleigh-Durham	760	96.9%	96.3%	2,672	2,658	14	0.5 %	870	886	(16)	(1.8)%	1,802	1,772	30	1.7 %
Northern Virginia	1,272	94.4%	95.3%	5,954	5,996	(42)	(0.7)%	1,836	1,864	(28)	(1.5)%	4,118	4,132	(14)	(0.3)%
Southeast Virginia	864	94.2%	94.1%	2,992	3,030	(38)	(1.3)%	1,007	967	40	4.1 %	1,985	2,063	(78)	(3.8)%
	3,813	95.0%	95.2%	16,022	16,085	(63)	(0.4)%	5,098	5,105	(7)	(0.1)%	10,924	10,980	(56)	(0.5)%
Southeast Properties															
Southeast Florida	1,206	96.3%	95.7%	4,905	4,850	55	1.1 %	2,063	2,074	(11)	(0.5)%	2,842	2,776	66	2.4 %
Atlanta	354	97.4%	97.3%	1,174	1,160	14	1.2 %	479	480	(1)	(0.2)%	695	680	15	2.2 %
	1,560	96.5%	96.0%	6,079	6,010	69	1.1 %	2,542	2,554	(12)	(0.5)%	3,537	3,456	81	2.3 %
Southwest Properties															
Dallas	842	96.0%	94.6%	2,818	2,762	56	2.0 %	1,256	1,346	(90)	(6.7)%	1,562	1,416	146	10.3 %
	842	96.0%	94.6%	2,818	2,762	56	2.0 %	1,256	1,346	(90)	(6.7)%	1,562	1,416	146	10.3 %
Total Same Community	12,151	95.4%	95.6%	42,595	42,764	(169)	(0.4)%	15,479	16,177	(698)	(4.3)%	27,116	26,587	529	2.0 %
Acquisitions [2]															
Southeast Florida	388	96.0%	97.9%	2,001	1,671	330	19.7 %	721	702	19	2.7 %	1,280	969	311	32.1 %
Charlotte	295	96.6%	N/A	1,009	—	1,009	N/A	336	—	336	N/A	673	—	673	N/A
Raleigh-Durham	349	84.1%	N/A	532	—	532	N/A	222	—	222	N/A	310	—	310	N/A
Dallas	152	95.9%	N/A	1,175	60	1,115	N/A	471	30	441	N/A	704	30	674	N/A
Development															
Nashville	242	96.3%	96.0%	1,121	1,119	2	0.2 %	389	407	(18)	(4.4)%	732	712	20	2.8 %
Dallas	99	N/A	N/A	141	5	136	N/A	68	19	49	N/A	73	(14)	87	N/A
Total	13,676	95.2%	95.7%	$ 48,574	$ 45,619	$ 2,955	6.5 %	$ 17,686	$ 17,335	$ 351	2.0 %	$ 30,888	$ 28,284	$ 2,604	9.2 %

(1)   Is defined as the average number of units occupied during the quarter divided by total number of units.

(2)   We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Fourth Quarter Property Revenue, Operating Expenses and Net Operating Income (NOI)
For the Three Months Ended December 31, 2013 and 2012
(Unaudited; in thousands, except unit totals)

	No. of Units	Q4 2013 Average Occupancy [1]	Q4 2012 Average Occupancy [1]	Q4 2013 Revenue	Q4 2012 Revenue	Incr/ (Decr)	% Change	Q4 2013 Expenses	Q4 2012 Expenses	Incr/ (Decr)	% Change	Q4 2013 NOI	Q4 2012 NOI	Incr/ (Decr)	% Change
Same Community															
Midwest Properties															
Indianapolis	836	95.1%	96.4%	$ 2,275	$ 2,256	$ 19	0.8 %	$ 838	$ 843	$ (5)	(0.6)%	$ 1,437	$ 1,413	$ 24	1.7 %
Southeast Michigan	1,778	95.1%	96.1%	5,160	4,958	202	4.1%	1,935	1,954	(19)	(1.0%)	3,225	3,004	221	7.4%
Western Michigan	438	97.4%	97.0%	1,186	1,140	46	4.0%	478	467	11	2.4%	708	673	35	5.2%
Central Ohio	1,581	95.8%	96.2%	4,616	4,482	134	3.0%	1,816	1,935	(119)	(6.1%)	2,800	2,547	253	9.9%
Northeast Ohio	1,303	94.6%	95.8%	4,439	4,288	151	3.5 %	1,516	1,586	(70)	(4.4)%	2,923	2,702	221	8.2 %
	5,936	95.3%	96.1%	17,676	17,124	552	3.2 %	6,583	6,785	(202)	(3.0)%	11,093	10,339	754	7.3 %
Mid-Atlantic Properties															
Maryland	315	95.7%	95.1%	1,442	1,408	34	2.4 %	430	471	(41)	(8.7)%	1,012	937	75	8.0 %
Metro DC	602	95.1%	96.0%	2,962	2,932	30	1.0 %	955	809	146	18.0 %	2,007	2,123	(116)	(5.5)%
Raleigh-Durham	760	96.9%	93.0%	2,672	2,438	234	9.6 %	870	831	39	4.7 %	1,802	1,607	195	12.1 %
Northern Virginia	1,272	94.4%	95.8%	5,954	5,982	(28)	(0.5)%	1,836	1,867	(31)	(1.7)%	4,118	4,115	3	0.1%
Southeast Virginia	864	94.2%	95.3%	2,992	3,017	(25)	(0.8)%	1,007	897	110	12.3 %	1,985	2,120	(135)	(6.4)%
	3,813	95.0%	95.2%	16,022	15,777	245	1.6 %	5,098	4,875	223	4.6 %	10,924	10,902	22	0.2 %
Southeast Properties															
Southeast Florida	1,206	96.3%	95.8%	4,905	4,715	190	4.0 %	2,063	1,958	105	5.4 %	2,842	2,757	85	3.1 %
Atlanta	354	97.4%	97.0%	1,174	1,121	53	4.7 %	479	473	6	1.3 %	695	648	47	7.3 %
	1,560	96.5%	96.1%	6,079	5,836	243	4.2 %	2,542	2,431	111	4.6 %	3,537	3,405	132	3.9 %
Southwest Properties															
Dallas	842	96.0%	94.0%	2,818	2,628	190	7.2%	1,256	1,098	158	14.4%	1,562	1,530	32	2.1%
	842	96.0%	94.0%	2,818	2,628	190	7.2%	1,256	1,098	158	14.4%	1,562	1,530	32	2.1%
Total Same Community	**12,151**	**95.4%**	**95.6%**	**42,595**	**41,365**	**1,230**	**3.0%**	**15,479**	**15,189**	**290**	**1.9%**	**27,116**	**26,176**	**940**	**3.6%**
Acquisitions [2]															
Southeast Florida	388	96.0%	N/A	2,001	—	2,001	N/A	721	—	721	N/A	1,280	—	1,280	N/A
Charlotte	295	96.6%	N/A	1,009	—	1,009	N/A	336	—	336	N/A	673	—	673	N/A
Raleigh-Durham	349	84.1%	N/A	532	—	532	N/A	222	—	222	N/A	310	—	310	N/A
Dallas	152	95.9%	N/A	1,175	—	1,175	N/A	471	—	471	N/A	704	—	704	N/A
Development															
Nashville	242	96.3%	92.1%	1,121	1,047	74	7.1%	389	285	104	36.5%	732	762	(30)	(3.9)%
Dallas	99	N/A	N/A	141	—	141	N/A	68	—	68	N/A	73	—	73	N/A
Total	13,676	95.2%	95.6%	$ 48,574	$ 42,412	$6,162	14.5%	$ 17,686	$ 15,474	$ 2,212	14.3%	$ 30,888	$ 26,938	$ 3,950	14.7%

(1) Is defined as the average number of units occupied during the quarter divided by total number of units.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

21

Associated Estates Realty Corporation
Year-to-Date Property Revenue, Operating Expenses and Net Operating Income (NOI)
For the Twelve Months Ended December 31, 2013 and 2012
(Unaudited; in thousands, except unit totals)

	No. of Units	YTD 2013 Average Occupancy [1]	YTD 2012 Average Occupancy [1]	YTD 2013 Revenue	YTD 2012 Revenue	Incr/ (Decr)	% Change	YTD 2013 Expenses	YTD 2012 Expenses	Incr/ (Decr)	% Change	YTD 2013 NOI	YTD 2012 NOI	Incr/ (Decr)	% Change
Same Community															
Midwest Properties															
Indianapolis	836	95.5%	96.4%	$ 9,067	$ 9,020	$ 47	0.5 %	$ 3,694	$ 3,591	$ 103	2.9 %	$ 5,373	$ 5,429	$ (56)	(1.0)%
Southeast Michigan	1,778	95.8%	96.1%	20,346	19,281	1,065	5.5 %	7,973	7,982	(9)	(0.1)%	12,373	11,299	1,074	9.5 %
Western Michigan	438	97.4%	97.1%	4,723	4,444	279	6.3 %	1,998	1,927	71	3.7 %	2,725	2,517	208	8.3 %
Central Ohio	1,581	95.7%	96.6%	18,327	17,587	740	4.2 %	7,835	7,791	44	0.6 %	10,492	9,796	696	7.1 %
Northeast Ohio	1,303	95.6%	97.0%	17,715	16,767	948	5.7 %	6,463	6,253	210	3.4 %	11,252	10,514	738	7.0 %
	5,936	95.8%	96.6%	70,178	67,099	3,079	4.6 %	27,963	27,544	419	1.5 %	42,215	39,555	2,660	6.7 %
Mid-Atlantic Properties															
Maryland	315	95.3%	95.9%	5,716	5,633	83	1.5 %	1,808	1,956	(148)	(7.6)%	3,908	3,677	231	6.3 %
Metro DC	602	95.6%	95.4%	11,897	11,602	295	2.5 %	3,876	3,679	197	5.4 %	8,021	7,923	98	1.2 %
Northern Virginia	1,272	95.1%	95.7%	23,808	23,327	481	2.1 %	7,475	7,517	(42)	(0.6)%	16,333	15,810	523	3.3 %
Southeast Virginia	864	94.5%	95.4%	12,046	12,056	(10)	(0.1)%	3,820	3,936	(116)	(2.9)%	8,226	8,120	106	1.3 %
	3,053	95.1%	95.6%	53,467	52,618	849	1.6 %	16,979	17,088	(109)	(0.6)%	36,488	35,530	958	2.7 %
Southeast Properties															
Southeast Florida	1,206	95.8%	95.6%	19,331	18,759	572	3.0 %	8,260	8,112	148	1.8 %	11,071	10,647	424	4.0 %
Atlanta	354	96.8%	96.7%	4,570	4,368	202	4.6 %	1,960	1,955	5	0.3 %	2,610	2,413	197	8.2 %
	1,560	96.0%	95.8%	23,901	23,127	774	3.3 %	10,220	10,067	153	1.5 %	13,681	13,060	621	4.8 %
Southwest Properties															
Dallas	446	96.1%	95.4%	5,428	5,178	250	4.8 %	2,379	2,448	(69)	(2.8)%	3,049	2,730	319	11.7 %
	446	96.1%	95.4%	5,428	5,178	250	4.8 %	2,379	2,448	(69)	(2.8)%	3,049	2,730	319	11.7 %
Total Same Community	**10,995**	**95.6%**	**96.0%**	**152,974**	**148,022**	**4,952**	**3.3 %**	**57,541**	**57,147**	**394**	**0.7 %**	**95,433**	**90,875**	**4,558**	**5.0 %**
Acquisitions [2]															
Southeast Florida	388	96.9%	N/A	3,672	—	3,672	N/A	1,423	—	1,423	N/A	2,249	—	2,249	N/A
Charlotte	295	96.6%	N/A	1,009	—	1,009	N/A	335	—	335	N/A	674	—	674	N/A
Raleigh-Durham	1,109	91.9%	93.9%	10,902	4,556	6,346	139.3 %	3,623	1,544	2,079	134.7 %	7,279	3,012	4,267	141.7 %
Dallas	548	95.7%	94.8%	6,875	2,377	4,498	189.2 %	3,281	1,006	2,275	226.1 %	3,594	1,371	2,223	162.1 %
Development															
Nashville	242	96.1%	74.6%	4,405	2,552	1,853	72.6 %	1,589	931	658	70.7 %	2,816	1,621	1,195	73.7 %
Dallas	99	N/A	N/A	145	—	145	N/A	87	—	87	N/A	58	—	58	N/A
Total	13,676	95.4%	95.5%	$ 179,982	$157,507	$ 22,475	14.3 %	$ 67,879	$ 60,628	$ 7,251	12.0 %	$112,103	$96,879	$ 15,224	15.7 %

(1) Is defined as the average number of units occupied during the quarter divided by total number of units.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Debt Structure
As of December 31, 2013
(Dollar amounts in thousands)

	Balance Outstanding December 31, 2013	Percentage of Total Debt	Weighted Average Interest Rate
Fixed Rate Debt:			
Secured	$ 271,374	33.4%	4.9%
Unsecured - notes	250,000	30.7%	4.4%
Total Fixed Rate Debt	521,374	64.1%	4.7%
Variable Rate Debt Swapped to Fixed:			
Unsecured - term loan [1]	125,000	15.4%	3.0%
Total Variable Rate Debt Swapped to Fixed	125,000	15.4%	3.0%
Variable Rate Debt Unhedged:			
Secured	8,100	1.0%	1.5%
Unsecured - revolver	133,500	16.4%	1.5%
Unsecured - term loan	25,000	3.1%	1.9%
Total Variable Rate Debt Unhedged	166,600	20.5%	1.5%
TOTAL DEBT	$ 812,974	100.0%	3.8%

Interest coverage ratio [2]	2.98:1
Fixed charge coverage ratio [3]	2.98:1
Weighted average maturity	5.5 years

Scheduled Principal Maturities:	Secured	Unsecured	Total
2014	$ 44,538	$ —	$ 44,538
2015	19,945	—	19,945
2016	50,540	—	50,540
2017	—	133,500	133,500
2018	47,591	150,000	197,591
Thereafter	116,860	250,000	366,860
Total	$ 279,474	$ 533,500	$ 812,974

[1] The Company entered into a forward starting swap in December 2011 fixing the rate beginning in June 2013 until June 2016 at a rate of 1.26% plus the credit spread which was 1.70% as of December 31, 2013, or an all-in rate of 2.96%. Additionally, the Company entered into a forward starting swap in April 2013 fixing the rate beginning June 2016 at a rate of 1.55% plus the credit spread which was 1.70% as of December 31, 2013, or an all-in rate of 3.25% until the loan matures in January 2018.

[2] Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/credits. Individual line items in this calculation include results from discontinued operations where applicable. See page 26 for a reconciliation of net income available to common shares to EBITDA and our definition of EBITDA.

[3] Represents interest expense, including capitalized interest and preferred stock dividend payment coverage, excluding costs/credits. Individual line items in this calculation include discontinued operations where applicable.

Associated Estates Realty Corporation
2014 Financial Outlook
As of February 4, 2014

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share	
Expected net income attributable to AERC	$2.95 to $3.25
Expected real estate depreciation and amortization	1.08
Expected gains on disposition of properties	-2.76 to -3.02
Expected Funds from Operations [1]	$1.27 to $1.31

Same Community Portfolio	
Revenue growth	2.75% to 3.75%
Expense growth	1.75% to 2.75%
Property NOI [2] growth	3.40% to 4.40%

Transactions	
Acquisitions	$125.6 million
Dispositions	$210.0 to $275.0 million
Development	$110.0 to $120.0 million

Corporate Revenue/Expenses	
Construction services income, net	$0.5 million
Property management fee income	$0.2 to $0.3 million
General and administrative expense	$18.6 to $19.1 million
Development costs	$0.8 to $1.0 million
Costs associated with acquisitions	$0.2 million

Debt	
Capitalized interest	$5.5 million
Expensed interest [3]	$24.9 to $25.3 million

Capital Structure [4]	
Weighted average shares outstanding	58.0 million

(1) See page 25 for our definition of this non-GAAP measurement.

(2) See page 27 for our definition of this non-GAAP measurement.

(3) Includes $1.8 million of deferred financing costs.

(4) Earnings guidance reflects no common share issuances.

The foregoing supplemental financial data includes certain non-GAAP financial measures that we believe are helpful in understanding our business, as further described below. Our definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

We define FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, and excludes impairment write-downs of depreciable real estate and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

We define FFO as adjusted as FFO, as defined above, excluding $688 and $2.4 million of prepayment costs associated with debt repayments for the three and twelve months ended December 31, 2012 and $(279) of refunds for a previously defeased loan for the twelve months ended December 31, 2012. In accordance with GAAP, these prepayment penalties and refunds on the previously defeased loan are included in interest expense in the Company's Consolidated Statement of Operations and Comprehensive Income. We are providing this calculation as an alternative FFO calculation as we consider it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

We define FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. We consider FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land, depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We consider EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation, income taxes and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income applicable to common shares to EBITDA.

(In thousands)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2013	2012	2013	2012
Net income applicable to common shares	$ 29,164	$ 6,911	$ 61,022	$ 30,592
Allocation to participating securities	109	—	228	—
Interest expense [1]	6,892	7,757	29,342	31,084
Gain on disposition of properties	(25,960)	(4,030)	(52,828)	(26,849)
Depreciation and amortization	16,269	14,632	59,832	55,544
Income taxes	179	88	453	363
Total EBITDA	$ 26,653	$ 25,358	$ 98,049	$ 90,734

(1) The three and twelve months ended December 31, 2012, include $688 and $2.4 million of prepayment costs associated with debt repayments and the twelve months ended December 31, 2012 includes $(279) for refunds on a previously defeased loan.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. We consider Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income attributable to AERC.

(In thousands)	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2012
Property NOI	$ 30,888	$ 26,938	$ 112,103	$ 96,879
Office NOI	496	383	1,497	1,046
Construction and other services net income (loss)	—	6	—	(176)
Depreciation and amortization	(16,094)	(13,601)	(58,053)	(49,938)
General and administrative expense	(5,179)	(4,426)	(19,481)	(16,995)
Development costs	(249)	(64)	(912)	(864)
Costs associated with acquisitions	(67)	(32)	(524)	(798)
Interest expense	(6,892)	(7,148)	(29,342)	(29,273)
Income (loss) from continuing operations	2,903	2,056	5,288	(119)
Income from discontinued operations:				
Operating income, net of interest expense	410	845	3,179	3,881
Gain on disposition of properties	25,960	4,030	52,828	26,849
Income from discontinued operations	26,370	4,875	56,007	30,730
Net income	29,273	6,931	61,295	30,611
Net income attributable to noncontrolling redeemable interest	—	(20)	(45)	(19)
Consolidated net income attributable to AERC	$ 29,273	$ 6,911	$ 61,250	$ 30,592

Recurring Fixed Asset Additions

We consider recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

We consider investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.